CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Nevsun Resources Ltd.

We consent to the use of the following reports in this registration statement on Form 40-F (the Form 40-F”) of Nevsun Resources Ltd. to be filed with the United States Securities and Exchange Commission:

1.

Auditors’ Report to the Shareholders of Nevsun Resources Ltd. dated February 27, 2004, with respect to the consolidated balance sheets as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended; and

2.

Auditors’ Report to the Board of Directors of Nevsun Resources Ltd. dated February 27, 2004, with respect to the supplemental information entitled “Reconciliation with United States Generally Accepted Accounting Principles”.

Chartered Accountants Vancouver, Canada July 6, 2004